CHEGG, INC.

3990 Freedom Circle

Santa Clara, California 95054

November 7, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Kate Beukenkamp, Attorney-Advisor Terry French, Accountant Branch Chief Michael Henderson, Staff Accountant

Re:	Chegg, Inc. Form S-1 Registration Statement (File No. 333-190616) originally filed August 14, 2013, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-36180)

Acceleration Request

Requested Date:	November 12, 2013
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Chegg, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes David A. Bell or Shulamite Shen White, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Bell at (650) 335-7130, or in his absence, Ms. White at (415) 875-2375.

Sincerely,

CHEGG, INC.

By:	/s/ Andrew Brown
Andrew Brown
Chief Financial Officer

cc:	Dan Rosensweig, President, Chief Executive Officer and Chairman
Robert Chesnut, Esq., Senior Vice President and General Counsel
Dave Borders, Esq., Associate General Counsel

Chegg, Inc.

David A. Bell, Esq.

Shulamite Shen White, Esq.

Fenwick & West LLP

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o Merrill Lynch, Pierce, Fenner & Smith

          Incorporated

One Bryant Park

New York, New York 10076

November 7, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Kate Beukenkamp, Attorney-Advisor Terry French, Accountant Branch Chief Michael Henderson, Staff Accountant

Re:	Chegg, Inc. Registration Statement (File No. 333-190616)

Acceleration Request

Requested Date:	November 12, 2013
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Chegg, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on November 12, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated October 31, 2013:

(i)	Dates of Distribution: October 31, 2013 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6

(iii)	Number of prospectuses furnished to investors: approximately 3,283

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 170

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Noah Wintroub
Name:	Noah Wintroub
Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Ric Spencer
Name:	Ric Spencer
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]